Exhibit 21.1

Rover Group, Inc.

List of Subsidiaries (as of December 31, 2021)

The following are the subsidiaries of Rover Group, Inc., omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Name(s) under which Subsidiary Does Business
A Place for Rover, Inc.	Delaware	Rover.com